SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of December 2004

                          (Commission File No. 1-14728)

                                Lan Airlines S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                                  Yes          No X
                                     ---         ---

Santiago, December 1, 2004

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present
-------

Re: Material Fact
    -------------

To whom it may concern:

In compliance with current regulations, and specifically Circular No. 660 of the Superintendence of Securities and Insurance, I inform you that at an ordinary Board of Directors' Meeting held November 30, 2004, the Board of Lan Chile
S.A. authorized the distribution of an interim dividend of U.S. $0.10974 per share out of profits for the 2004 fiscal year, which will be paid beginning on December 29, 2004 to those who are shareholders on the fifth business day before the aforementioned date.


Sincerely,


Luis Ernesto Videla B.
General Manager
Lan Airlines S.A.


cc:    Bolsa de Comercio de Santiago
       Bolsa de Corredores de Valparaiso
       Bolsa Electronica de Chile

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 2, 2004



                                              Lan Airlines S.A.

                                              /s/ Alejandro de la Fuente Goic
                                              -------------------------------
                                              By: Alejandro de la Fuente Goic
                                                  Chief Financial Officer